FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga granted FDA Priority Review for patients with heart failure with reduced ejection fraction

6 January 2020 07:01 GMT

Farxiga granted FDA Priority Review for patients
with heart failure with reduced ejection fraction

AstraZeneca today announced the US Food and Drug Administration (FDA) has accepted a supplemental New Drug Application (sNDA) and granted Priority Review for Farxiga (dapagliflozin) to reduce the risk of cardiovascular (CV) death or the worsening of heart failure (HF) in adults with heart failure with reduced ejection fraction (HFrEF) with and without type-2 diabetes (T2D). Farxiga is a first-in-class, oral once-daily selective inhibitor of human sodium-glucose co-transporter 2 (SGLT2).

The Prescription Drug User Fee Act date, the FDA action date for this supplemental application, is scheduled for the second quarter of 2020.

The sNDA was based on results from the landmark Phase III DAPA-HF trial published in September 2019 in The New England Journal of Medicine, which showed Farxiga on top of standard of care reduced the incidence of the composite outcome of CV death or the worsening of HF versus placebo.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Farxiga is well established in the treatment of type-2 diabetes and this Priority Review shows its potential to also impact millions of patients with heart failure. If approved, Farxiga will be the first and only medicine of its kind indicated to treat patients with heart failure."

In September 2019, the FDA granted Fast Track designation for the development of Farxiga in HF. In August 2019, the FDA also granted Fast Track designation for the development of Farxiga to delay the progression of renal failure and prevent CV and renal death in patients with chronic kidney disease, with and without T2D.

Farxiga is indicated as a monotherapy and as part of combination therapies to improve glycaemic control in adults with T2D. In October 2019, the FDA also approved Farxiga to reduce the risk of hospitalisation for heart failure in patients with T2D and established cardiovascular disease or multiple CV risk factors.

Heart failure
Heart failure (HF) is a life-threatening disease in which the heart cannot pump enough blood around the body.1 It affects approximately 64 million people worldwide (at least half of which have a reduced ejection fraction) and is a chronic and degenerative disease where half of patients will die within five years of diagnosis.2,3,4 HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancers).5 It is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.6

DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is an international, multi-centre, parallel-group, randomised, double-blinded trial in patients with heart failure and reduced ejection fraction (LVEF ≤ 40%), with and without T2D, designed to evaluate the effect of Farxiga 10mg, compared with placebo, given once daily in addition to standard of care. The primary composite endpoint was time to the first occurrence of a worsening heart failure event (hospitalisation or equivalent event; i.e. an urgent heart failure visit), or cardiovascular death.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral once-daily SGLT2 inhibitor indicated as both monotherapy and as part of combination therapies to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction, as an adjunct to diet and exercise in adults with T2D. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.
Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   Mayo Clinic. Heart failure; 2017 [cited 2019 Aug 14]. Available from URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
2.   Vos T et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
3.   Travessa AMR, Menezes Falcão LF de. Treatment of Heart Failure With Reduced Ejection Fraction-Recent Developments. Am J Ther. 2016;23(2):e531-49. doi:10.1097/MJT.0000000000000406.
4.   Mozaffarian D et al. Circulation. 2016 Jan 26;133(4):e38-360 and the CDC: https://www.cdc.gov/dhdsp/data_statistics/fact_sheets/fs_heart_failure.htm
5.   Mamas, M. A., Sperrin, M., Watson, M. C., Coutts, A., Wilde, K., Burton, C., ... Myint, P. K. (2017). Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. European Journal of Heart Failure, 19(9), 1095-1104. https://doi.org/10.1002/ejhf.822
6.   Azad, N., & Lemay, G. (2014). Management of chronic heart failure in the older population. Journal of Geriatric Cardiology: JGC, 11(4), 329-37.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 January 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary